Exhibit (a)(5)(5)

Biogen Idec Media:
Amy Reilly 617-914-6524
Associate Director, Public Affairs

Biogen Idec Investor Relations:
Eric Hoffman, 617-679-2812
Director, Investor Relations

Biogen Idec Increases Offer to Acquire Facet Biotech to $17.50 Per Share in Cash; Sends
Letter to Facet Biotech Stockholders Describing Its Best-and-Final Offer

Facet Stockholders Encouraged to Tender Their Shares by December 16, 2009 to Send a
Clear Message to the Facet Board that They Want to Accept Biogen Idec’s All-Cash Offer

If Facet Board Refuses to Act, or If Facet Stockholders Do Not Demonstrate Their
Support for $17.50 Per Share, All-Cash Offer by Tendering a Majority of the Outstanding
Shares, Biogen Idec Tender Offer Will Expire

Cambridge, MA, December 3, 2009 -- Biogen Idec Inc. (NASDAQ:BIIB) today announced that it has increased its offer to purchase all of the outstanding shares of Facet Biotech Corporation (NASDAQ: FACT) to $17.50 per share in cash, representing an increase of $3.00 per share, or 21%, over its previous offer.  The offer provides a premium of approximately 98% over the closing price of Facet Biotech’s common stock on September 3, 2009, the day before Biogen Idec announced its proposal to acquire all of the outstanding shares of Facet Biotech common stock.  Biogen Idec’s “best-and-final” offer is described by the company in the following open letter to Facet Biotech stockholders:

December 3, 2009

Dear Facet Biotech Stockholder:

Biogen Idec today has increased its offer to purchase all of the outstanding shares of Facet Biotech Corporation to $17.50 per share in cash, representing an increase of $3.00 per share, or 21%, over our previous offer.  The tender offer now provides a premium of approximately 98% over the closing price of Facet’s common stock on September 3, 2009, the day before we announced our proposal to acquire all of the outstanding shares of Facet common stock.

Over the past three months we have had conversations with certain Facet stockholders which lead us to believe there is strong sentiment to bring this process to a conclusion. As a result, this price increase represents our best-and-final offer to bring this to conclusion and eliminate the development risk for Facet shareholders.

Tendering your shares into this offer will send an unambiguous message to the Facet Board: that you, the owners of Facet, want to accept our offer.

Our Offer Presents a Clear Path for Facet Stockholders to Realize the

Value of Their Shares – Other Paths Entail Significant Risks

Over the past three months, your Board has rejected our all-cash proposal, yet has not provided a superior alternative or a compelling argument for continuing to operate as a stand-alone enterprise.  If Facet allows our offer to expire without concluding a transaction, we believe the price of Facet stock will decline significantly toward pre-offer levels.

Taking into account its monthly cash “burn rate” and its significant lease obligations, Facet does not have the cash to fund its operations beyond 2012, well before completion of the daclizumab clinical program, without obtaining additional financing, which we believe will be dilutive.

We already own a 50% interest in daclizumab, the drug Biogen Idec is jointly developing with Facet for the treatment of relapsing multiple sclerosis (MS).  We do not intend to overpay for the rest.  If Facet stockholders choose not to accept our offer, they will bear 50% of the risks associated with the development of daclizumab and 100% of the risks associated with Facet’s interest in other development stage drugs.

The all-cash price Biogen Idec is offering represents a compelling opportunity for Facet’s stockholders to realize today the future value of your company without the associated clinical, regulatory, commercial, and financial risks.

Biogen Idec’s tender offer to acquire all of the outstanding shares of Facet Biotech for $17.50 per share in cash expires at 12:00 midnight New York City time on December 16, 2009.  This will be the last opportunity for you and other Facet stockholders to tender your shares and thereby send your Board a message that should not be ignored.

There Are No Obstacles to Completion – Other Than the Necessary Action of Your Board
to Redeem the Share Purchase Rights and Permit Us to Purchase Shares in the Offer

This best-and-final offer is not subject to any financing contingency and the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act has expired.  We do not foresee any additional regulatory impediments to the completion of our tender offer.  But for the failure of your Board to approve our offer and redeem the share purchase rights, we have a clear path to completion.

A Show of Support for Our $17.50 Per Share, All-Cash Offer Cannot In Good Faith Be
Ignored by Your Board

With a strong showing of stockholder support for an acquisition by Biogen Idec, we would hope your Board would do the right thing and listen to the explicit wishes of its stockholders.  However, if the Facet Board refuses to act, or if stockholders fail to tender a majority of the outstanding shares by 12:00 midnight New York City time on December 16, 2009, we will allow our tender offer to expire.

                                                            Sincerely,

                                                            James C. Mullen
                                                                        President and Chief Executive Officer

The complete terms and conditions of the tender offer are described in the Offer to Purchase and related Letter of Transmittal that Biogen Idec has filed with the U.S. Securities and Exchange Commission (SEC).  Facet Biotech stockholders may obtain copies of these documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, the Information Agent for the offer at (877) 800-5186.

About Biogen Idec

Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

Statement on Cautionary Factors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Facet Biotech.  The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by Biogen Idec and FBC Acquisition Corp. with the SEC on September 21, 2009.  Before making any decision with respect to the tender offer, stockholders are advised to read these documents, as they may be amended or supplemented from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer.  These documents may be obtained free of charge at the SEC Web site (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, the Information Agent for the offer at (877) 800-5186.

No assurance can be given that the proposed transaction described in this press release will be successfully completed, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining any approvals required for a transaction or that we will realize the anticipated benefits of any proposed transaction.

Any statements made in this press release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed acquisition of Facet, are forward-looking statements within the meaning of the federal securities laws and should be evaluated as such.  Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information.  These forward-looking statements may be identified by words such as "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "could," "should," "may," "will," "would," "continue," "forecast," and other similar expressions.

Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections.  Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and other factors described generally in Biogen Idec’s periodic reports filed with the Commission.  Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated).  Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

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